October 30, 2018

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Frank Pigott, Esq.
Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-1
File No. 333-226104
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ToughBuilt Industries, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226104), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on October 31, 2018, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 222-2230.

Very truly yours,
TOUGHBUILT INDUSTRIES, INC.

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer